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FORM 4
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STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.       Name and Address of Reporting Person

         Hormann, Robert E.
         1208 Fairway Circle
         Blue Spring, MO 64014
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2.       Issuer Name and Ticker or Trading Symbol

         Agri-Nutrition Group Limited (AGNU)
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3.       IRS or Social Security Number of Reporting Person (Voluntary)
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4.       Statement for Month/Year - May 1998
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5.       If Amendment, Date of Original (Month/Day/Year)
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6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

         1. Vice Chairman of the Board of Directors
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.       Title of Security - COMMON STOCK
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
2-4      Transaction Date   Transaction                              Securities Acquired (A)
         (Month/Day/Year)      Code      Vol                           Amount     Price (per share)
         3/5/98                          A              V              5,600       1.25
         5/12/98                P                                      4,300      1.125
         5/13/98                P                                      5,000      1.125
         5/14/98                P                                      1,000      1.125
         5/18/98                P                                        500      1.125
         5/19/98                P                                      2,000      1.125
         5/26/98                P                                        160      1.125

           All securities were Acquired.
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5-7.  Amount of Securities             Ownership Form:       Nature of Indirect
      Beneficially Owned at            Direct (D) or        Beneficial Ownership
       End of Month.                    Indirect (I)

          167,244                          (D)
           55,182                          (I)                   Held by spouse
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
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Explanation of Responses:

SIGNATURE OF REPORTING PERSON



Robert J. Elfanbaum u/p/a for Robert E. Hormann


Date:  June 8, 1998